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                                                                       Exhibit A
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ARC International Names Robert Johnston to Board of Directors

December 16, 1999 2:30 PM EST

TORONTO--(BUSINESS WIRE)-- December 16, 1999--ARC International Corporation (Amex: ATV), a developer and operator of ice skating facilities in North America with significant equity stakes in Ballantyne of Omaha (NYSE: BTN) and Cabletel Communications Corp. (Amex: TTV), today named Robert B. Johnston, 34, to its board of directors, increasing its size to seven members.

Mr. Johnston is presently Director of Investor Relations for the Polymer Group, Inc. (NYSE: PGI), a North Charleston, South Carolina-based technology-driven developer, producer and marketer of engineered materials. Jerry Zucker, ARC's largest shareholder, serves as Chairman, President and Chief Executive Officer of the Polymer Group. Earlier this month, Mr. Zucker purchased 2.8 million ARC shares in a private placement and he now holds approximately 4,326,500 shares, or approximately 25.3%, of the Company's total shares outstanding.

A Canadian citizen, Mr. Johnston brings over a half dozen years of financial analysis and strategic planning experience to his role on ARC's board as well as a strong background in ice skating, having served as a hockey referee in Major Junior and University leagues. He received his M.B.A. from Concordia University in Montreal, Quebec in 1998, in addition to a M.A. in Public Policy and Public Administration in 1993 and a B.A. in Political Science in 1991 from the same institution.

Arnold S. Tenney, Chief Executive Officer of ARC, commented, "ARC welcomes a deeper association with Mr. Zucker through this board appointment. We are proud to have Robert on the ARC team and look forward to the benefit of his counsel."

ARC International Corporation is a leading developer and operator of, and full-service equipment supplier to, ice skating facilities in North America with six locations featuring 16 surfaces of ice. ARC also has significant equity holdings in Cabletel Communications Corp., Canada's leading supplier of broadband equipment, and Ballantyne of Omaha, America's leading manufacturer of motion picture projection and specialty entertainment lighting equipment. Additional corporate information is available at the Company's web site - http://www.arc-atv.com.

Except for the historical information in this press release, it includes forward-looking statements that involve risks and uncertainties, including, but not limited to, quarterly fluctuations in results, the management of growth, and other risks detailed from time to time in the Company's Securities and Exchange Commission filings. Actual results may differ materially from management expectations.